SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December, 2004

                        PRUDENTIAL PUBLIC LIMITED COMPANY

                 (Translation of registrant's name into English)

                             LAURENCE POUNTNEY HILL,
                            LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Director Shareholding announcement released on 23 December 2004





23 December 2004

PRUDENTIAL PLC ANNOUNCEMENT

Schedule 11 - Notification of Interests of Directors and Connected Persons

Holders in Prudential plc

No of Reports in announcement:

 1. Name of director:

    Jonathan Bloomer, Philip Broadley, Mark Norbom, Michael McLintock, G Mark Wood, Clark Manning

 2. Please state whether notification indicates that it is in respect of holding of the director named in 1 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

    Directors named above

 3. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

    BWCI Trust Company Limited

 4. Please state whether notification relates to a person(s) connected with the director named in 1 above and identify the connected person(s):

    N/A

 5. Please state the nature of the transaction. For PEP transactions please indicate whether general/single/Company on PEP and if discretionary/ non-discretionary:

    Further to the Rights Issue announcement on 19 October 2004 the following adjustments have been made to conditional awards held under the rules of the Prudential Restricted Share Plan, deferred share awards made under the Annual Incentive Plan, an award of shares under the Prudential On Appointment Share Award and options held under the Restricted Share Plan and the Prudential Savings-Related Share Option Scheme - See additional information

 6. Number of shares/amount of stock acquired:

    See additional information

 7. Percentage of issued class:

    See additional information

 8. Number of shares/amount of stock disposed:

    N/A

 9. Percentage of issued class:

    N/A

10. Class of security:

    Ordinary shares of 5p each in Prudential plc

11. Price per share:

    N/A

12. Date of transaction:

    N/A

13. Date company informed:

    22 December 2004

14. Total holding following this transaction:

    See additional information

15. Total percentage holding of issued class following this notification:

    See additional information

    If a director has been granted options by the company, please complete the following fields:

16. Date of grant:

    N/A

17. Period during which or date on which exercisable:

    N/A

18. Total amount paid (if any) for grant of the option:

    N/A

19. Description of shares or debentures involved: class, number:

    N/A

20. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

    N/A

21. Total number of shares or debentures over which options held following this notification:

    N/A

Additional information:


Jonathan Bloomer

Conditional awards held under the Prudential Restricted Share Plan

Award Date                    Original Award                Rights Issue Adjustment       Award after the Adjustment
2 April 2002                  177,110                       8,693                         185,803
2 April 2003                  266,527                       13,083                        279,610
2 April 2004                  401,708                       19,718                        421,426

Options held under the Prudential Restricted Share Plan

Date of Grant                 Original Options Granted      Rights Issue Adjustment       Options after the Adjustment

17 March 2000                 56,859                        2,791                         59,650
2 April 2001                  38,581                        1,893                         40,474
15 March 2002                 8,170                         401                           8,571


Number of shares acquired: 46,579

Percentage of Issued Capital: Less than 0.002%

Total shareholding following this transaction: 1,714,918

Percentage of Issued Capital: Less than 0.08%



Philip Broadley

Conditional awards held under the Prudential Restricted Share Plan

Award Date                    Original Award                Rights Issue Adjustment       Award after the Adjustment
2 April 2002                  85,990                        4,220                         90,210
2 April 2003                  127,653                       6,266                         133,919
2 April 2004                  200,854                       9,859                         210,713



Deferred Share Award under the Prudential Annual Incentive Plan

Award Date                    Original Award and accumulated Rights Issue Adjustment       Award after the Adjustment
                              dividends

9 March 2004                  5,755                          278                           6,033


Number of shares acquired: 20,623

Percentage of Issued Capital: Less than 0.0009%

Total shareholding following this transaction: 464,396

Percentage of Issued Capital: Less than 0.02%




Clark Manning

Conditional awards held under the Prudential Restricted Share Plan

Award Date                    Original Award                Rights Issue Adjustment       Award after the Adjustment
2 April 2002                  107,086                       5,256                         112,342
2 April 2003                  141,874                       6,964                         148,838
2 April 2004                  186,995                       9,179                         196,174


Number of shares acquired: 21,399

Percentage of Issued Capital: Less than 0.001%

Total shareholding following this transaction: 481,517

Percentage of Issued Capital: Less than 0.03%



Michael McLintock

Conditional awards held under the Prudential Restricted Share Plan

Award Date                    Original Award                Rights Issue Adjustment       Award after the Adjustment
2 April 2002                  30,292                        1,486                         31,778
2 April 2003                  43,486                        2,134                         45,620
2 April 2004                  64,274                        3,155                         67,429


Deferred Share Award under the Prudential Annual Incentive Plan

Award Date                    Original Award and accumulated Rights Issue Adjustment       Award after the Adjustment
                              dividends

9 March 2004                  51,446                         2,492                         53,938


Number of shares acquired: 9,267

Percentage of Issued Capital: Less than 0.0004%

Total shareholding following this transaction: 254,452

Percentage of Issued Capital: Less than 0.02%



Mark Norbom

Conditional awards held under the Prudential Restricted Share Plan

Award Date                    Original Award                Rights Issue Adjustment       Award after the Adjustment
2 April 2004                  190,811                       9,366                         200,177

Award of shares under the Prudential on appointment share award

Award Date                    Original Award                Rights Issue Adjustment       Award after the Adjustment

3 September 2004              14,622                        717                           15,339
3 September 2004              14,622                        717                           15,339
3 September 2004              85,173                        4,180                         89,353
3 September 2004              30,118                        1,478                         31,596
3 September 2004              14,622                        717                           15,339
3 September 2004              395,417                       19,409                        414,826


Number of shares acquired: 36,584

Percentage of Issued Capital: Less than 0.002%

Total shareholding following this transaction: 783,235

Percentage of Issued Capital: Less than 0.04%



G Mark Wood

Conditional awards held under the Prudential Restricted Share Plan

Award Date                    Original Award                Rights Issue Adjustment       Award after the Adjustment
2 April 2002                  87,994                        4,316                         92,260
2 April 2003                  131,861                       6,472                         138,333
2 April 2004                  200,854                       9,859                         210,713

Deferred Share Award under the Prudential Annual Incentive Plan

Award Date                    Original Award and accumulated Rights Issue Adjustment       Award after the Adjustment
                              dividends

22 March 2002                 6,919                          334                           7,253


Number of shares acquired: 20,981

Percentage of Issued Capital: Less than 0.0009%

Total shareholding following this transaction: 598,527

Percentage of Issued Capital: Less than 0.03%



Rights Issue Adjustments to Options granted under the Prudential Savings-Related
Option Scheme

Director                    Date of Grant            Options originally       Rights Issue        New Options after
                                                     Granted                  Adjustment          Adjustment
Jonathan Bloomer            26 April 2000            2,247                    110                 2,357
Philip Broadley             15 April 2004            2,589                    127                 2,716
Michael McLintock           17 April 2003            5,866                    287                 6,153
G Mark Wood                 4 October 2001           2,835                    139                 2,974


                                     -ENDS-

Contact name for Enquiries

Jennie Webb
020 7548 2027

Company official responsible for making notification
Bob Walker, Deputy Group Secretary
020 7548 3848





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 December 2004

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Robert Walker

                                              Robert Walker
                                              Deputy Group Secretary